COMMENTS RECEIVED ON MARCH 23, 2010

FROM SALLY SAMUEL

VARIABLE INSURANCE PRODUCTS FUND (File Nos. 002-75010 and 811-03329)

Equity-Income Portfolio, Growth Portfolio, High Income Portfolio, Overseas Portfolio, Value Portfolio

POST-EFFECTIVE AMENDMENT NO. 66

VARIABLE INSURANCE PRODUCTS FUND II (File Nos. 033-20773 and 811-05511)

Contrafund Portfolio, Disciplined Small Cap Portfolio, Index 500 Portfolio

POST-EFFECTIVE AMENDMENT NO. 55

VARIABLE INSURANCE PRODUCTS FUND III (File Nos. 033-54837 and 811-07205)

Balanced Portfolio, Dynamic Capital Appreciation Portfolio, Growth & Income Portfolio,
Growth Opportunities Portfolio, Growth Strategies Portfolio, Mid Cap Portfolio, Value Strategies Portfolio

POST-EFFECTIVE AMENDMENT NO. 39

VARIABLE INSURANCE PRODUCTS FUND IV (File Nos. 002-84130 and 811-03759)

Consumer Discretionary Portfolio, Consumer Staples Portfolio, Emerging Markets Portfolio,
Energy Portfolio, Financial Services Portfolio, Growth Stock Portfolio, Health Care Portfolio
Industrials Portfolio, International Capital Appreciation Portfolio, Materials Portfolio, Real Estate Portfolio,
Technology Portfolio, Telecommunications Portfolio, Utilities Portfolio, Value Leaders Portfolio

POST-EFFECTIVE AMENDMENT NO. 95

VARIABLE INSURANCE PRODUCTS FUND V (File Nos. 033-17704 and 811-05361)

Asset Manager Portfolio, Asset Manager: Growth Portfolio, Freedom 2005 Portfolio,
Freedom 2010 Portfolio, Freedom 2015 Portfolio, Freedom 2020 Portfolio, Freedom 2025 Portfolio,
Freedom 2030 Portfolio, Freedom 2035 Portfolio, Freedom 2040 Portfolio, Freedom 2045 Portfolio,
Freedom 2050 Portfolio, Freedom Income Portfolio, Freedom Lifetime Income I Portfolio,
Freedom Lifetime Income II Portfolio, Freedom Lifetime Income III Portfolio,
FundsManager 20% Portfolio, FundsManager 50% Portfolio, FundsManager 60% Portfolio,
FundsManager 70% Portfolio, FundsManager 85% Portfolio, Investment Grade Bond Portfolio,
Investor Freedom 2005 Portfolio, Investor Freedom 2010 Portfolio, Investor Freedom 2015 Portfolio,
Investor Freedom 2020 Portfolio, Investor Freedom 2025 Portfolio, Investor Freedom 2030 Portfolio
Investor Freedom Income Portfolio, Money Market Portfolio, Strategic Income Portfolio

POST-EFFECTIVE AMENDMENT NO. 36

1. All funds

"Cover" (prospectuses)

"Fidelity® Variable Insurance Products"

C: The Staff requests that we use the legal trust name on the front cover.

R: We did not intend to include the trust name on the cover page. "Fidelity Variable Insurance Products" is meant to identify the product line.

2. All funds

"Cover" (prospectuses)

C: The Staff would like us to confirm that a different cover page, reflecting the summary prospectus legend, will be used when summary prospectuses are filed.

R: We confirm that a summary prospectus-specific cover will be used.

3. All funds

C: The Staff requests confirmation that all comments received from the retail SEC Examiner will be incorporated into these prospectuses, as applicable.

R: We confirm that applicable changes have or will be incorporated.

4. Equity-Income Portfolio, Freedom 2005 Portfolio, Freedom 2010 Portfolio, Freedom 2015 Portfolio, Freedom 2020 Portfolio, Freedom 2025 Portfolio, Freedom 2030 Portfolio, Freedom 2035 Portfolio, Freedom 2040 Portfolio, Freedom 2045 Portfolio, Freedom 2050 Portfolio, Freedom Income Portfolio, Freedom Lifetime Income I Portfolio, Freedom Lifetime Income II Portfolio, Freedom Lifetime Income III Portfolio, FundsManager 20% Portfolio, FundsManager 50% Portfolio, FundsManager 60% Portfolio, FundsManager 70% Portfolio, FundsManager 85% Portfolio, Investor Freedom 2005 Portfolio, Investor Freedom 2010 Portfolio, Investor Freedom 2015 Portfolio, Investor Freedom 2020 Portfolio, Investor Freedom 2025 Portfolio, Investor Freedom 2030 Portfolio, Investor Freedom Income Portfolio, Real Estate Portfolio, and Strategic Income Portfolio

"Fund Summary" (prospectuses)

"Investment Objective"

C: The Staff would like confirmation that the investment objective is exactly as stated in fund documents.

R: We confirm that each fund's investment objective is as stated in fund documents.

5. All funds

"Fund Summary" (prospectuses)

"Fee Table"

(Example from Equity-Income Portfolio)
"The following table describes the fees and expenses that may be incurred, directly or indirectly, when you, as a variable product owner, buy, hold, or redeem interests in a separate account that invests in shares of the fund."

C: The Staff requests that "redeem" be deleted for funds without a redemption fee.

R: We will make the requested change for any fund that does not have a redemption fee on any of its classes.

6. All funds

"Fund Summary" (prospectuses)

"Fee Table"

"Annual class operating expenses (expenses that you pay each year as a % of the value of your investment) "

C: The Staff requests the removal of the word "class" in the annual operating expenses table heading.

R: Item 3 of Form N-1A requires fee and expense information in plain English. Though Form N-1A shows the heading as "Annual fund operating expenses . . ." (emphasis added), in the case of a multi-class fund, the table actually presents expenses for a specific class. To communicate this in plain English, and avoid suggesting that expenses are identical for every class of a multi-class fund, we have substituted the word "class" for "fund" in the table heading. We also note that our non-VIP prospectuses follow the same table heading convention, and we prefer to maintain consistency across our VIP and non-VIP prospectuses. Accordingly, we have not modified disclosure.

7. All funds

"Fund Summary" (prospectuses)

"Fee Table"

"[X] Based on historical expenses, adjusted to reflect current fees."

C: The Staff requested this footnote be removed unless fees for a fund are being restated.

R: Instruction 3(d)(ii) to Item 3 of Form N-1A provides as follows: If there have been any changes in "Annual Fund Operating Expenses" that would materially affect the information disclosed in the table: (A) Restate the expense information using the current fees as if they had been in effect during the previous fiscal year; and (B) In a footnote to the table, disclose that the expense information in the table has been restated to reflect current fees. We will remove the footnote per the Staff's request, except for any fund that meets the criteria of this instruction.

8. All funds

"Fund Summary" (prospectuses)

"Fee Table"

(Example from Equity-Income Portfolio)

	Initial Class	Service Class	Service Class 2
1 year	$	$	$
3 years	$	$	$
5 years	$	$	$
10 years	$	$	$

C: The Staff requests that the hypothetical expenses table be in the format detailed in Item 3, with time periods listed horizontally and classes listed vertically.

R: The formatting used for the fee table is standard for substantially all Fidelity funds and any differences from the information included in Item 3 to Form N-1A are minor and non-material.

9. Balanced Portfolio, Equity-Income Portfolio, Growth & Income Portfolio, and High Income Portfolio

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

(Example from Equity-Income Portfolio)
"Potentially investing in other types of equity securities and debt securities, including lower-quality debt securities."

C: The Staff would like us to disclose that lower-quality debt securities are otherwise known as "junk bonds."

R: We are not aware of any requirements under Item 4 of Form N-1A to use the term "junk bonds" in disclosure regarding "lower-quality debt securities." Accordingly, we respectfully decline to modify the disclosure.

10. All funds

"Fund Summary" (prospectuses)

"Principal Investment Risks"

"A shareholder could lose money by investing in the fund."

C: The Staff questions the use of the term "shareholder" noting that Variable Insurance Product owners are not shareholders.

R: We will change the disclosure to read, "You could lose money by investing in the fund."

11. All funds

"Fund Summary" (prospectuses)

"Performance"

(Example from Equity-Income Portfolio)

"The following information is intended to help you understand the risks of investing in the fund. The information illustrates the changes in the performance of the fund's shares from year to year and compares the performance of the fund's shares to the performance of a securities market index over various periods of time. The index has characteristics relevant to the fund's investment strategies. The index description appears in the Additional Information about the Index section of the prospectus. Returns for shares of the fund do not include the effect of any sales charges or other expenses of any variable annuity or variable life insurance product; if they did, returns for shares of the fund would be lower. Past performance is not necessarily an indication of future performance."

C: The Staff asserts that we may not reference a securities market index unless a fund compares its performance to more than one index.

R: To address the Staff's comment, we will delete the sentence that reads, "The index has characteristics relevant to the fund's investment strategies" in cases where a fund only compares its performance to one index.

12. All funds

"Fund Summary" (prospectuses)

"Performance"

(Example from Equity-Income Portfolio)

"The following information is intended to help you understand the risks of investing in the fund. The information illustrates the changes in the performance of the fund's shares from year to year and compares the performance of the fund's shares to the performance of a securities market index over various periods of time. The index has characteristics relevant to the fund's investment strategies. The index description appears in the Additional Information about the Index section of the prospectus. Returns for shares of the fund do not include the effect of any sales charges or other expenses of any variable annuity or variable life insurance product; if they did, returns for shares of the fund would be lower. Past performance is not necessarily an indication of future performance."

C: The Staff requests that when summary prospectuses are used, that the cross-reference to the "Additional Information about the Index" section be removed.

R: Because the cross-reference in this section refers to a section of the prospectus, it will remain accurate when it appears in a Summary Prospectus, and we believe it is helpful to retain so that shareholders that wish to locate further information about the composition of an index know where to find it.

13. All funds

"Fund Summary" (prospectuses)

"Performance"

(Example from Consumer Discretionary Portfolio)

For the periods ended December 31, 2009

Past 1 year

Past 5 years

Life of classA

VIP Consumer Discretionary Portfolio
Initial Class	%	%	%
S&P 500® Index	%	%	%
MSCI® U.S. Investable Market Consumer Discretionary Index	%	%	%

C: The Staff would like us to add a parenthetical next to the indices noting that the returns do not reflect fees and/or taxes.

R: We will add the following parenthetical, tailored as applicable, for each index: (reflects no deduction for [fees, expenses, or taxes]).

14. All funds

"Fund Summary" (prospectuses)

"Performance"

(Example from Equity-Income Portfolio)

Year-by-Year ReturnsA

Calendar Years

2000

2001

2002

2003

2004

2005

2006

2007

2008

2009

%	%	%	%	%	%	%	%	%	%

During the periods shown in the chart:

Returns

Quarter ended

Highest Quarter Return	__%	[Month] [Day], [Year]
Lowest Quarter Return	__%	[Month] [Day], [Year]
Year-to-Date Return	__%	March 31, 2010

A The returns shown are for Initial Class.

C: The Staff requests the removal of the Year-to-Date Return line item if the returns reflect a calendar year end.

R: This line item will be removed.

15. All funds

"Fund Summary" (prospectuses)

"Performance"

(Example from Equity-Income Portfolio)

Year-by-Year ReturnsA

Calendar Years

2000

2001

2002

2003

2004

2005

2006

2007

2008

2009

%	%	%	%	%	%	%	%	%	%

During the periods shown in the chart:

Returns

Quarter ended

Highest Quarter Return	__%	[Month] [Day], [Year]
Lowest Quarter Return	__%	[Month] [Day], [Year]
Year-to-Date Return	__%	March 31, 2010

A The returns shown are for Initial Class.

Average Annual Returns

For the periods ended December 31, 2009

Past 1 year

Past 5 years

Past 10 years/Life of class

VIP Equity-Income Portfolio
Initial Class	%	%	%
Service Class	%	%	%
Service Class 2%		%	%A
Russell 3000® Value Index	%	%	%

C: The Staff requests that the table headers be modified to read "Year-by-Year Total Returns" and "Average Annual Total Returns," respectively.

R: The terms have the same meaning and for consistency with our non-VIP prospectuses we prefer not to change disclosure. In addition, we note that Form N-1A uses the terms interchangeably (for example, see Item 4(b)(2)(i) ("Include the bar chart and table required by paragraphs (b)(2)(ii) and (iii) of this section. Provide a brief explanation of how the information illustrates the variability of the Fund's returns (e.g., by stating that the information provides some indication of the risks of investing in the Fund by showing changes in the Fund's performance from year to year and by showing how the Fund's average annual returns for 1, 5, and 10 years compare with those of a broad measure of market performance" (emphasis added)).

16. All funds

"Fund Summary" (prospectuses)

"Performance"

(Example from Equity-Income Portfolio)

For the periods ended December 31, 2009

Past 1 year

Past 5 years

Past 10 years/Life of class

VIP Equity-Income Portfolio
Initial Class	%	%	%
Service Class	%	%	%
Service Class 2%		%	%A
Russell 3000® Value Index	%	%	%

A From January 12, 2000.

C: The Staff requests that footnote A be deleted and that the information in footnote A be disclosed in the table header.

R: We are not inclined to remove footnote A as doing so would not be workable in multi-class documents where classes have different commencement dates and/or in documents disclosing index performance with different inception dates.

17. All funds

"Fund Summary" (prospectuses

"Performance"

C: The Staff would like us to indicate that the returns shown for the index(es) in the Average Annual Returns table are for the same time period as the fund and/or class.

R: The returns shown for the index(es) are for the periods ended December 31, unless otherwise indicated.

18. All funds

"Fund Summary" (prospectuses)

"Investment Advisers"

(Example from Consumer Discretionary Portfolio)
"Fidelity Management & Research Company (FMR) is the fund's manager. FMR Co., Inc. (FMRC) and other affiliates of FMR serve as sub-advisers for the fund."

C: The Staff requests we disclose any advisers who manage 30% or more of a fund's assets.

R: We confirm that "other affiliates of FMR" do not manage 30% or more of a fund's assets.

19. All funds

"Fund Summary" (prospectuses)

"Portfolio Manager(s)"

(Example from Equity-Income Portfolio)

"Stephen Petersen has served as manager of the fund since January 1997."

C: The Staff requests that we provide actual titles for portfolio managers.

R: In the funds' next filing, portfolio manager titles will be included, as shown below (using Equity-Income Portfolio as an example):

"Stephen Petersen (portfolio manager) has managed the fund since January 1997."

20. All funds

"Investment Details" (prospectuses)

"Principal Investment Strategies and Principal Investment Risks"

C: The Staff questions whether the funds engage in frequent trading. If so, the Staff requests that disclosure be added to both the "Principal Investment Strategies" and "Principal Investment Risks" sections.

R: Each fund's principal investment strategies are currently disclosed in "Investment Details," as required by Item 9 of Form N-1A. We note that appropriate disclosure has been included for any fund that engages in active and frequent trading of portfolio securities to achieve its principal investment strategies, as required by Instruction 7 to Item 9(b)(1). Accordingly, we have not added disclosure.

21. All funds

"Investment Details" (prospectuses)

"Principal Investment Strategies"

C: The Staff requests we add Temporary Defensive Policy disclosure to the "Principal Investment Strategies" section, as applicable.

R: Instruction 6 to Item 4(b)(1) of Form N-1A requires a Fund to "[d]isclose, if applicable, that the Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund's principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions. Also disclose the effect of taking such a temporary defensive position (e.g., that the Fund may not achieve its investment objective)." The following disclosure appears in the "Fund Basics - Investment Details" section of the prospectus (using Equity-Income Portfolio as an example): "In response to market, economic, political, or other conditions, FMR may temporarily use a different investment strategy for defensive purposes. If FMR does so, different factors could affect the fund's performance and the fund may not achieve its investment objective." FMR believes that the current disclosure satisfies the requirements of this Item and respectfully declines to revise the disclosure.

22. All funds

"Investment Details" (prospectuses)

"Principal Investment Risks"

"When a shareholder sells shares they may be worth more or less than what the shareholder paid for them, which means that the shareholder could lose money by investing in a fund."

C: The Staff requests that we change the term "shareholders."

R: We will change the disclosure to read, "When you sell your shares they may be worth more or less than what you paid for them, which means that you could lose money by investing in the fund."

23. All funds

"Additional Information about the Purchase and Sale of Shares" (prospectuses)

C: The Staff requests we include disclosure regarding any 22c-2 agreements.

R: We direct the Staff's attention to the "Additional Information about the Purchase and Sale of Shares" section of the prospectus.

24. Emerging Markets Portfolio, International Capital Appreciation Portfolio, and Overseas Portfolio

"Fund Summary" (prospectuses)

"Fee Table"

C: The Staff would like us to indicate in the Average Annual Returns table that the returns for the MSCI international indices are gross total returns.

R: Consistent with our non-VIP prospectuses, we have included additional information on adjustments made to index returns, as appropriate, in the index descriptions included in the Appendix section of the prospectus, as we believe it is most appropriate to disclose information relevant to the composition of the index in one place and prefer to maintain consistency across prospectuses. Accordingly, we have not modified disclosure. See also Response # 13.

25. All funds

"Fund Holdings Information" (SAIs)

"At this time, the entities receiving information described in the preceding paragraph are: Factset Research Systems Inc. (full or partial fund holdings daily, on the next business day); Thomson Vestek (full holdings, as of the end of the calendar quarter, 15 calendar days after the calendar quarter-end); Standard & Poor's Rating Services (full holdings weekly (generally as of the previous Friday), generally 5 business days thereafter); Moody's Investors Service (full holdings monthly, (generally as of the last Friday of each month), generally the first Friday of the following month); Anacomp Inc. (full or partial holdings daily, on the next business day); and MSCI Inc. and certain affiliates (full or partial fund holdings daily, on the next business day)."

C: The Staff requests that we disclose which entities receive information about fund holdings in advance.

R: We believe our disclosure complies with Item 16(f) of Form N-1A and accordingly have not modified disclosure.

26. All funds

"Exhibits" (Part C)

C: The Staff requests we add the filing date, within the text descriptions, for all exhibits incorporated by reference.

R: We understand that exhibits incorporated by reference should be clearly identified and include the file number of any previously filed document. As we believe we have complied with these requirements for any exhibits incorporated by reference, we have not gone back to add references to filing date.

27. All funds

"Exhibits" (Part C)

C: The Staff requests we file the signed contractual agreements for the fund instead of the "Form of" versions.

R: The contracts with conformed signatures will be filed as exhibits in a fund's first filing to occur after the contracts have been executed.

28. All funds

"Indemnification" (Part C)

C: The Staff would like us to add disclosure regarding indemnification to underwriters (Rule 484) or, in the alternative, provide an explanation of why we think disclosure regarding indemnification to underwriters is not necessary or required to be included.

R: We believe additional disclosure regarding indemnification to underwriters is not necessary. We are not seeking to accelerate the effective date of the registration statement. Rather, we filed the registration statement pursuant to Rule 485(a) on February 9, 2010 and chose an "automatic effectiveness" date of April 30, 2010.

29. All funds

"Trustees and Officers" (SAIs)

C: The Staff would like confirmation that new disclosure required by SEC Release No. 33-9089 regarding additional information for Trustees will be included in documents.

R: This information will be included in the funds' next filing.

30. Asset Manager Portfolio, Asset Manager: Growth Portfolio, Balanced Portfolio, Consumer Discretionary Portfolio, Consumer Staples Portfolio, Energy Portfolio, Financial Services Portfolio, Freedom 2005 Portfolio, Freedom 2010 Portfolio, Freedom 2015 Portfolio, Freedom 2020 Portfolio, Freedom 2025 Portfolio, Freedom 2030 Portfolio, Freedom 2035 Portfolio, Freedom 2040 Portfolio, Freedom 2045 Portfolio, Freedom 2050 Portfolio, Freedom Income Portfolio, Freedom Lifetime Income I Portfolio, Freedom Lifetime Income II Portfolio, Freedom Lifetime Income III Portfolio, FundsManager 20% Portfolio, FundsManager 50% Portfolio, FundsManager 60% Portfolio, FundsManager 70% Portfolio, FundsManager 85% Portfolio, Growth Opportunities Portfolio, Health Care Portfolio, Industrials Portfolio, Investor Freedom 2005 Portfolio, Investor Freedom 2010 Portfolio, Investor Freedom 2015 Portfolio, Investor Freedom 2020 Portfolio, Investor Freedom 2025 Portfolio, Investor Freedom 2030 Portfolio, Investor Freedom Income Portfolio, Materials Portfolio, Real Estate Portfolio, Strategic Income Portfolio, Technology Portfolio, Telecommunications Portfolio, and Utilities Portfolio

"Fund Summary" (prospectuses)

"Performance"

(Example from Balanced Portfolio)

"The following information is intended to help you understand the risks of investing in the fund. The information illustrates the changes in the performance of the fund's shares from year to year and compares the performance of the fund's shares to the performance of a securities market index and a hypothetical composite of market indexes over various periods of time. The indexes have characteristics relevant to the fund's investment strategies. Index descriptions appear in the Additional Information about the Indexes section of the prospectus. Returns for shares of the fund do not include the effect of any sales charges or other expenses of any variable annuity or variable life insurance product; if they did, returns for shares of the fund would be lower. Past performance is not necessarily an indication of future performance."

C: The Staff requests that we describe the supplemental index for applicable funds.

R: As a result of recent Staff comments on our non-VIP prospectuses, we relocated all index descriptions to the Appendix section of the prospectus and include the text underlined above. We believe this text appropriately responds to Instruction 2(b) to Item 4(b)(2) of Form N-1A, and do not believe additional information about a supplemental index needs to appear in the Fund Summary section. We prefer to maintain consistency between VIP and non-VIP prospectuses, and therefore have not modified disclosure.

31. Consumer Discretionary Portfolio, Consumer Staples Portfolio, Energy Portfolio, Financial Services Portfolio, Health Care Portfolio, Industrials Portfolio, Materials Portfolio, Technology Portfolio, Telecommunications Portfolio, and Utilities Portfolio

"Investment Details" (prospectuses)

"Principal Investment Risks"

"Industry Concentration. Market conditions, interest rates, and economic, regulatory, or financial developments could significantly affect a group of related industries, and the securities of companies in that group of industries could react similarly to these or other developments. In addition, from time to time, a small number of companies may represent a large portion of a group of related industries as a whole, and these companies can be sensitive to adverse economic, regulatory, or financial developments."

C: The Staff would like us to identify which funds this risk applies to.

R: Each sector fund faces the industry concentration risk associated with its named industry. Risks specifically applicable to each fund are identified in each fund's Fund Summary section.

32. Real Estate Portfolio

"Investment Details" (prospectuses)

"Principal Investment "

C: The Staff asks whether or not the fund has exposure to subprime investments. If so, the Staff requests additional disclosure per Item 9.

R: We are not aware of a requirement to disclose exactly how much exposure the fund will have to subprime markets.

33. Investor Freedom Income Portfolio, Investor Freedom 2005 Portfolio, Investor Freedom 2010 Portfolio, Investor Freedom 2015 Portfolio, Investor Freedom 2020 Portfolio, Investor Freedom 2025 Portfolio, and Investor Freedom 2030 Portfolio

"Cover" (prospectus)

Fidelity® Variable Insurance Products

Investor Freedom® Funds

Investor Freedom Income® Portfolio

C: The Staff requests that we add the class name to the cover.

R: Item 1 of Form N-1A requires that the front cover include the "Fund's name and Class or Classes, if any, to which the prospectus relates." The funds do not offer more than one class of shares. Accordingly, we have not modified the disclosure.

34. Freedom 2005 Portfolio, Freedom 2010 Portfolio, Freedom 2015 Portfolio, Freedom 2020 Portfolio, Freedom 2025 Portfolio, Freedom 2030 Portfolio, Freedom 2035 Portfolio, Freedom 2040 Portfolio, Freedom 2045 Portfolio, Freedom 2050 Portfolio, Freedom Income Portfolio, Freedom Lifetime Income I Portfolio, Freedom Lifetime Income II Portfolio, Freedom Lifetime Income III Portfolio, FundsManager 20% Portfolio, FundsManager 50% Portfolio, FundsManager 70% Portfolio, FundsManager 85% Portfolio, Investor Freedom 2005 Portfolio, Investor Freedom 2010 Portfolio, Investor Freedom 2015 Portfolio, Investor Freedom 2020 Portfolio, Investor Freedom 2025 Portfolio, Investor Freedom 2030 Portfolio, and Investor Freedom Income Portfolio

"Investment Details" (prospectuses)

"Principal Investment Risks"

(Example from Freedom Fund pro)
"Many factors affect each VIP Freedom Fund's performance. Each VIP Freedom Fund's share price and VIP Freedom Income Portfolio's yield change daily based on the performance of the underlying Fidelity funds in which it invests. The ability of each VIP Freedom Fund to meet its investment objective is directly related to its target asset allocation among underlying Fidelity funds and the ability of those funds to meet their investment objectives. If Strategic Advisers' asset allocation strategy does not work as intended, a VIP Freedom Fund may not achieve its objective. When a shareholder sells shares they may be worth more or less than what the shareholder paid for them, which means that the shareholder could lose money by investing in a fund.
***
In response to market, economic, political, or other conditions, Strategic Advisers may temporarily use a different investment strategy for defensive purposes. If Strategic Advisers does so, different factors could affect a VIP Freedom Fund's performance and the fund may not achieve its investment objective."

C: The Staff believes that we should remove duplicative language.

R: We do not believe the language is duplicative, as the first instance is in the context of Strategic Advisers' employment of the fund's principal investment strategies in the usual course, while the second instance is in the context of a fund taking temporary defensive positions and specifically responds to Instruction 6 to Item 9(b). Accordingly, we have not removed disclosure.

35. Asset Manager Portfolio and Asset Manager: Growth Portfolio

"Fund Summary" (prospectuses)

"Fee Table"

"A The fund may invest in Commodity Strategy Central Fund, which in turn invests in a wholly-owned subsidiary that invests in commodity-linked derivative instruments. FMR has contractually agreed to waive the fund's management fee in an amount equal to its proportionate share of the management fee paid to FMR by the subsidiary based on the fund's proportionate ownership of the central fund. This arrangement will remain in effect for at least one year from the effective date of the prospectus, and will remain in effect thereafter as long as FMR's contract with the subsidiary is in place. If FMR's contract with the subsidiary is terminated, FMR, in its sole discretion, may discontinue the arrangement. [For the fund's most recent fiscal year, the waiver rounded to less than 0.01% for each class.]"

C: The Staff indicated that this footnote can only be included if the waived fees are shown as a line item and if the amount waived is greater than 0.01% for each class.

R: As a result of recent Staff comments for non-VIP funds that invest in Commodity Strategy Central Fund, we located this disclosure in a fee table footnote even though the amount waived was less than 0.01%. In order to maintain consistency between disclosure for VIP and non-VIP funds investing in the same central fund, we prefer to retain this footnote regardless of the amount of the waiver.

36. Freedom 2005 Portfolio, Freedom 2010 Portfolio, Freedom Income Portfolio, FundsManager 20% Portfolio, Investor Freedom 2005 Portfolio, Investor Freedom 2010 Portfolio, and Investor Freedom Income Portfolio

"Fund Summary" (prospectuses)

"Fee Table"

(Example from Investor Freedom Income Portfolio)

Average Annual Returns

For the periods ended December 31, 2009

Past 1 year

Life of fundA

VIP Investor Freedom Income Portfolio	%	%
Barclays Capital U.S. Aggregate Bond Index	%	%
Fidelity Freedom Income Composite Index	%	%

A From August 3, 2005.

C: The Staff questions why, based on Item 27 of the Form, the Barclays Capital U.S. Aggregate Bond Index was selected and used as the broad-based index for the funds.

R: This index is an appropriate broad-based securities market index for these funds, each of which expects to invest approximately 50% or more in underlying fixed income funds.

37. All funds

"Cover" (prospectuses and SAIs)

C: The Staff requested we add ticker symbols, as applicable.

R: The funds do not have ticker symbols.

38. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.

FOLLOW-UP COMMENTS RECEIVED ON APRIL 8, 2010

FROM SALLY SAMUEL

VARIABLE INSURANCE PRODUCTS FUND (File Nos. 002-75010 and 811-03329)

Equity-Income Portfolio, Growth Portfolio, High Income Portfolio, Overseas Portfolio, Value Portfolio

POST-EFFECTIVE AMENDMENT NO. 66

VARIABLE INSURANCE PRODUCTS FUND II (File Nos. 033-20773 and 811-05511)

Contrafund Portfolio, Disciplined Small Cap Portfolio, Index 500 Portfolio

POST-EFFECTIVE AMENDMENT NO. 55

VARIABLE INSURANCE PRODUCTS FUND III (File Nos. 033-54837 and 811-07205)

Balanced Portfolio, Dynamic Capital Appreciation Portfolio, Growth & Income Portfolio,
Growth Opportunities Portfolio, Growth Strategies Portfolio, Mid Cap Portfolio, Value Strategies Portfolio

POST-EFFECTIVE AMENDMENT NO. 39

VARIABLE INSURANCE PRODUCTS FUND IV (File Nos. 002-84130 and 811-03759)

Consumer Discretionary Portfolio, Consumer Staples Portfolio, Emerging Markets Portfolio,
Energy Portfolio, Financial Services Portfolio, Growth Stock Portfolio, Health Care Portfolio
Industrials Portfolio, International Capital Appreciation Portfolio, Materials Portfolio, Real Estate Portfolio,
Technology Portfolio, Telecommunications Portfolio, Utilities Portfolio, Value Leaders Portfolio

POST-EFFECTIVE AMENDMENT NO. 95

VARIABLE INSURANCE PRODUCTS FUND V (File Nos. 033-17704 and 811-05361)

Asset Manager Portfolio, Asset Manager: Growth Portfolio, Freedom 2005 Portfolio,
Freedom 2010 Portfolio, Freedom 2015 Portfolio, Freedom 2020 Portfolio, Freedom 2025 Portfolio,
Freedom 2030 Portfolio, Freedom 2035 Portfolio, Freedom 2040 Portfolio, Freedom 2045 Portfolio,
Freedom 2050 Portfolio, Freedom Income Portfolio, Freedom Lifetime Income I Portfolio,
Freedom Lifetime Income II Portfolio, Freedom Lifetime Income III Portfolio,
FundsManager 20% Portfolio, FundsManager 50% Portfolio, FundsManager 60% Portfolio,
FundsManager 70% Portfolio, FundsManager 85% Portfolio, Investment Grade Bond Portfolio,
Investor Freedom 2005 Portfolio, Investor Freedom 2010 Portfolio, Investor Freedom 2015 Portfolio,
Investor Freedom 2020 Portfolio, Investor Freedom 2025 Portfolio, Investor Freedom 2030 Portfolio
Investor Freedom Income Portfolio, Money Market Portfolio, Strategic Income Portfolio

POST-EFFECTIVE AMENDMENT NO. 36

1. All funds

"Back Cover" (prospectuses)

"For a free copy of any of these documents or to request other information or ask questions about the fund, call Fidelity at 1-877-208-0098. In addition, you may visit Fidelity's web site at www.advisor.fidelity.com for a free copy of a prospectus, SAI, or annual or semi-annual report or to request other information."

C: The Staff notes that the website on the back cover should link directly to the prospectus.

R: We believe the Internet address disclosed meets the requirements of Item 1(b) to state whether the Fund makes available its SAI and annual and semi-annual reports, free of charge, on or through the Fund's Web site at a specified Internet address and have not changed disclosure. We note that the disclosure at issue states, "In addition, you may visit Fidelity's web site at
www.advisor.fidelity.com for a free copy of a prospectus, SAI, or annual or semi-annual report or to request other information" (emphasis added) and therefore believe it is the appropriate Internet address to use in this instance. We also note that a different url (linking only to certain fund documents) will be provided on the Summary Prospectus cover page.

2. All funds

"Cover" (prospectuses)

"Fidelity® Variable Insurance Products"

C: The Staff reiterates their request that we use the legal trust name on the front cover.

R: We believe the cover page disclosure complies with the requirements of Item 1(a)(1) to disclose the fund's name and class(es). Form N-1A defines "Fund" to mean "the Registrant or a separate Series of the Registrant. When an item of Form N-1A specifically applies to a Registrant or a Series, those terms will be used." Neither Item 1(a)(1) nor the instructions thereto specifically require disclosure regarding the Registrant's name. Accordingly, we have not added disclosure.

3. All funds

"Fund Summary" (prospectuses)

"Fee Table"

(Example from Equity-Income Portfolio)

	Initial Class	Service Class	Service Class 2
1 year	$	$	$
3 years	$	$	$
5 years	$	$	$
10 years	$	$	$

C: The Staff reiterates their request that the hypothetical expenses table be in the format detailed in Item 3, with time periods listed horizontally and classes listed vertically.

R: We continue to believe any differences from the information included in Item 3 to Form N-1A are minor and non-material, and in order to maintain consistency across VIP and non-VIP prospectuses, we have not changed disclosure.

4. Balanced Portfolio, Equity-Income Portfolio, Growth & Income Portfolio, and High Income Portfolio

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

(Example from Equity-Income Portfolio)
"Potentially investing in other types of equity securities and debt securities, including lower-quality debt securities."

C: The Staff notes that "otherwise known as junk bonds" should be referenced elsewhere in the prospectus if not included in Item 4.

R: We continue to believe that the fund's principal investment strategies are appropriately disclosed without the proposed additional disclosure.

5. All funds

"Fund Summary" (prospectuses)

"Performance"

(Example from Equity-Income Portfolio)

"The following information is intended to help you understand the risks of investing in the fund. The information illustrates the changes in the performance of the fund's shares from year to year and compares the performance of the fund's shares to the performance of a securities market index over various periods of time. The index has characteristics relevant to the fund's investment strategies. The index description appears in the Additional Information about the Index section of the prospectus. Returns for shares of the fund do not include the effect of any sales charges or other expenses of any variable annuity or variable life insurance product; if they did, returns for shares of the fund would be lower. Past performance is not necessarily an indication of future performance."

C: The Staff requests we add the name of any supplemental indices to the lead-in text and also include disclosure regarding why this index is an appropriate benchmark for the fund. The Staff also requests that we remove the cross-reference to the "Additional Information about the Index(es)" section for summary prospectuses.

R: We are not aware of a requirement to name the index in the lead-in text and believe our disclosure, with revisions proposed to address the Staff's comments, complies with Instruction 2(b) to Item 4(b)(2). In addition, we continue to believe the cross-reference is accurate and helpful to shareholders to retain.

6. All funds

"Fund Summary" (prospectuses)

"Performance"

(Example from Consumer Discretionary Portfolio)

For the periods ended December 31, 2009

Past 1 year

Past 5 years

Life of classA

VIP Consumer Discretionary Portfolio
Initial Class	%	%	%
S&P 500® Index	%	%	%
MSCI® U.S. Investable Market Consumer Discretionary Index	%	%	%

C: The Staff notes that MSCI international indices should show gross returns and not net returns.

R: We confirm that these indices are gross, meaning they are not net of the expenses, fees, and taxes applicable to the fund. However, where withholding tax is applied to dividends in an index, we disclose that these index returns are adjusted for tax withholding rates applicable to U.S. based mutual funds organized as Massachusetts business trusts.

7. All funds

"Fund Summary" (prospectuses)

"Performance"

(Example from Equity-Income Portfolio)

For the periods ended December 31, 2009

Past 1 year

Past 5 years

Past 10 years/Life of class

VIP Equity-Income Portfolio
Initial Class	%	%	%
Service Class	%	%	%
Service Class 2%		%	%A
Russell 3000® Value Index	%	%	%

A From January 12, 2000.

C: The Staff reiterates their request that footnote A be deleted and that the information in footnote A be disclosed in the table header.

R: Again, we are not inclined to remove footnote A as doing so would not be workable in multi-class documents where classes have different commencement dates and/or in documents disclosing index performance with different inception dates. In addition, we've followed the same approach for our non-VIP funds and do not wish to introduce inconsistencies across VIP and non-VIP prospectuses as doing so could suggest a substantive difference in areas where there is none.

8. All funds

"Additional Information about the Purchase and Sale of Shares" (prospectuses)

C: The Staff reiterates their request that we include disclosure regarding any 22c-2 agreements.

R: We direct the Staff's attention to disclosure under the heading "Purchase and Sale of Shares" in the Fund Summary section, which begins, "Only Permitted Accounts, including separate accounts of insurance companies and qualified funds of funds that have signed the appropriate agreements with the fund, if applicable, can buy or sell shares of the fund . . . ." The funds do not have any arrangements to permit frequent purchases and redemptions of fund shares. We also direct the Staff's attention to disclosure under the heading "Additional Information about the Purchase and Sale of Shares" in the Shareholder Information section, which provides: "The fund does not knowingly accommodate frequent purchases and redemptions of fund shares by investors, except to the extent permitted by the policies described above."

9. Real Estate Portfolio

"Investment Details" (prospectuses)

"Principal Investment "

C: The Staff reiterates their request to disclose whether or not the fund has exposure to subprime investments.

R: We believe the fund's principal investment strategies are currently disclosed, as required by Item 9, and accordingly have not added disclosure.

10. All funds

"Investment Details" (prospectuses)

"Principal Investment Risks"

(Example from Equity-Income Portfolio)
"FMR may also use various techniques, such as buying and selling futures contracts and exchange traded funds, to increase or decrease the fund's exposure to changing security prices or other factors that affect security values. If FMR's strategies do not work as intended, the fund may not achieve its objective."

C: The Staff asserts that the disclosure above is duplicative and requests we remove the underlined sentence. The Staff believes that this is a risk and not a strategy.

R: We note that this disclosure responds to Item 9. General Instruction C.(3)(b) to Form N-1A permits a fund to include in its prospectus (except in response to Items 2 through 8) information that is not otherwise required, provided the information is not incomplete, inaccurate, or misleading, and the disclosure does not obscure or impede understanding of the information that is required to be included. The fund's principal risks currently are described in other sections of the prospectus, but we feel it is helpful to include the disclose at issue in the strategies section to drive home for shareholders the point that the ultimate goal of employing the disclosed strategies is the achievement of the fund's objective. Said alone, such a statement could be promissory, and therefore we have phrased the sentence in a way that communicates the tie between strategies and objective but also reminds shareholders that the strategies may not work as intended. We believe this disclosure is appropriately located and helpful to shareholders in their understanding of the connection between strategies and objective. Accordingly we have not removed it.

11. Asset Manager Portfolio and Asset Manager: Growth Portfolio

"Fund Summary" (prospectuses)

"Fee Table"

"A The fund may invest in Commodity Strategy Central Fund, which in turn invests in a wholly-owned subsidiary that invests in commodity-linked derivative instruments. FMR has contractually agreed to waive the fund's management fee in an amount equal to its proportionate share of the management fee paid to FMR by the subsidiary based on the fund's proportionate ownership of the central fund. This arrangement will remain in effect for at least one year from the effective date of the prospectus, and will remain in effect thereafter as long as FMR's contract with the subsidiary is in place. If FMR's contract with the subsidiary is terminated, FMR, in its sole discretion, may discontinue the arrangement. [For the fund's most recent fiscal year, the waiver rounded to less than 0.01% for each class.]"

C: The Staff requests that we limit the length of the footnote to only include information which is required.

R: We respectfully disagree with the Staff's comment, which would introduce an inconsistency between similarly situated VIP and non-VIP funds. All non-VIP funds that invest in a controlled foreign corporation use a similar footnote, even if the amount rounds to less than 0.01%. The disclosure at issue is minimal but provides helpful information to shareholders who appreciate the potential for the duplication of management fee when a fund invests in a controlled foreign corporation. In addition, the reimbursement arrangement is essential to the operation of the controlled foreign corporation. Again, in order to maintain consistency between disclosure for VIP and non-VIP funds investing in the same central fund, we prefer to retain this footnote regardless of the amount of the waiver.